FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: _____________________

Commission File Number: 0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)

By:	/s/ A. David Long
A. David Long, Corporate Secretary

Dated: August 24, 2006

MIRAMAR MINING CORPORATION Suite 300 — 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax:(604) 980-0731 Toll Free: 1-800-663-8780
August 24, 2006	NEWS RELEASE 06-20	MAE - TSX MNG-AMEX

Miramar Initial Mine Planning Demonstrates Potential Phase 2 Production Alternatives
for 6,000 and 15,000 tpd

VANCOUVER — Miramar Mining Corporation today announced the results of first pass internal studies on the phase two development and production possibilities for Hope Bay.

The objective of Miramar’s 2006 work at Hope Bay is to define a second phase of production following the proposed Doris North Project which is now in the permitting process. Originally, Phase 2 was planned to be primarily underground at Madrid, supported by the high grade ores from Boston and Doris Central. However internal studies indicated that there may be opportunities for larger scale production at the Hope Bay Project. During 2006, the Company has been conducting drill programs and studies to determine whether there is potential for a large scale Phase 2 operation (either open pit or underground) centered on the Madrid deposit. The Company envisages the large scale operation would also incorporate high-grade feed from the Doris Central and Boston deposits and in doing so move the Hope Bay Project to large scale production soon after completion of Phase 1 at Doris North.

Initial mine planning (both underground and open pit) has been completed on all major deposits.  Results demonstrate the potential to achieve production rates in excess of 6,000 tonnes per day (tpd) for an underground dominated option and 15,000 tpd for the larger scale open pit dominated option.  On this basis Fluor Canada and SRK will commence engineering to complete all technical and economic studies by year end.

Underground Study

Detailed underground plans were completed for Boston, Doris Central and Naartok to ascertain ore release constraints including development requirements, available operating headings, tonnes per vertical metre, potential fill requirements etc. The results of these studies indicate that Boston could support a release rate of 1,500 tpd, Doris Central could support a release rate of 500-700 tpd while Naartok/Suluk could support a release rate of 4,000 tpd of ore.

Open Pit Studies

A series of Whittle pit runs were conducted by SRK at Madrid (Naartok/Suluk) using various scenarios as guidelines for a starting point. In Canadian dollar terms, the range of gold prices used were $550, $650 and $750. A range of mining costs per tonne were chosen that generally reflect costs associated with other northern projects and ranged from C$1.35 to $2.00. Gold recovery was modeled using a conservative 92% recovery rate. The resultant matrix of potential open pits was evaluated internally and generally supports ore release rates well above 10,000 tpd. Combined with supporting underground operations within the Hope Bay belt a production scenario of 15,000 tpd will be evaluated.

These internally generated studies are very preliminary and conservative in nature and served to provide alternatives on which to generate further studies. On this basis Fluor Canada and SRK will commence engineering with an objective to complete technical economic studies by year end.

Metallurgical Work

To support Fluor’s process design significant metallurgical programs have been undertaken by Process Research Associates (PRA) of Vancouver.  Results to date on Naartok ores have led to the development of a simplified flowsheet consisting of a gravity and flotation concentration circuit followed by cyanide leaching of the concentrates.  Gold recoveries achieved from this flowsheet range between 92% and 94%.  A benefit of this concentration circuit is that only 10% to 15% of the total ore mined is subjected to the cyanide leach circuit which could lower operating costs relative to other conventional methods.

Previous metallurgical test work conducted on Doris, Boston and Suluk ores on flow sheets similar to that developed for Naartok have demonstrated recoveries in the 90% to 94% range.  Going forward PRA will run verification tests on Boston and Suluk ores utilizing the flowsheet developed for Naartok ores.

“We have advanced our studies and our concept for Phase 2 dramatically over the past few months,” said Tony Walsh, Miramar’s President & CEO. “At the end of 2006, we should be in a position to make a decision on which Phase 2 path will create the most value for our shareholders.”

Doris North

Upon approval of the Board of Directors, Miramar has entered into discussions with an engineering firm, for an Engineering, Procurement, Construction Management contract for Doris North. Conclusions of these discussions are expected to be completed in time to support Miramar’s production start up goal. Subject to timely progress in obtaining necessary permits, Miramar plans to start procurement and mobilizing of equipment with the intention of moving as much material possible in the shipping season of 2007. Dependent on receipt of all final licences and permits, Miramar hopes to be operating at Doris North in mid 2008.

Miramar Mining Corporation

Miramar is a Canadian gold company that controls the Hope Bay project, a large undeveloped gold project in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada. Miramar aims to become an intermediate gold producer through the integrated development of the Hope Bay belt. Any production at Hope Bay is subject to positive feasibility studies, permitting and regulatory approval, the availability of financing and other contingencies.

Quality Assurance

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration for Miramar Mining Corporation, and the Qualified Person for the Company as set out in NI 43-101.

Additional Information

All other information previously released on the Hope Bay Project is also available on Miramar’s website at http://www.miramarmining.com/.

Forward Looking Statements

Statements relating to exploration work at the Hope Bay project and the expected costs and results of this work and statements regarding the planned studies for 2006 , proposed feasibility studies, metallurgical studies and possible production strategies are forward-looking statements within the meaning of the United States Private Securities

Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of mining concepts and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2005 and Reports on Form 6-K filed with the Securities and Exchange Commission.

All resource estimates are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to “reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

     This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

     For further information contact:
Anthony P. Walsh
President & CEO, Miramar Mining Corporation
Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780 Email: info@miramarmining.com